UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35736 / September 3, 2025

In the Matter of:

Partners Group Private Equity (Master Fund), LLC
Partners Group Next Generation Infrastructure, LLC
Partners Group Growth, LLC
Partners Group Lending Fund, LLC
Lincoln Partners Group Royalty Fund
Partners Group (USA) Inc.
Partners Group AG
Partners Group (UK) Ltd
Partners Group (Luxembourg) S.A.
Partners Group (Guernsey) Ltd
Partners Group Cayman Management I Ltd
Partners Group Cayman Management III Ltd
Partners Group Cayman Management IV Ltd
Partners Group Management Ltd
Partners Group Management (Scots) LLP
Partners Group Management I S.à.r.l.
Partners Group Management II Ltd
Partners Group Management II S.à.r.l.
Partners Group Management III S.à.r.l.
Partners Group Management IV (EUR) S.à.r.l.
Partners Group Management V (GBP) S.à.r.l.
Partners Group Management VI (USD) S.à.r.l.
Partners Group Management IX Ltd
Partners Group Management V Ltd
Partners Group Management VII Ltd
Partners Group Management VIII Ltd
Partners Group Management XI Ltd
Partners Group Management XII Ltd
Partners Group US Management II LLC
Partners Group US Management III LLC
Princess Management Ltd
Partners Group Management Direct Equity V S.à.r.l.
Partners Group Cayman Management Direct Equity V Limited
certain of their affiliated entities as described in Appendix A to the application

1114 Avenue of the Americas, 37th Floor
New York, NY 10036

812-15772

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Partners Group Private Equity (Master Fund), LLC, et al. filed an application on May 1, 2025, and an amendment to the application on July 28, 2025, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain registered closed-end management investment companies and business development companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On August 7, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35708). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Partners Group Private Equity (Master Fund), LLC, et al. (File No. 812-15772) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.